UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)


                       Nanophase Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    630079 10 1

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630079 10 1           SCHEDULE   13G/A             Page  2 of  4 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert W. Shaw, Jr.


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    659,184
   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
                    0
  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    659,184
  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                    0
    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 630079 10 1        SCHEDULE 13G/A                  Page  3 of  4 Pages
________________________________________________________________________________
Item 1(a).  Name of Issuer:

            Nanophase Technologies Corporation

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            453 Commerce Street
            Burr Ridge, IL  60521

________________________________________________________________________________
Item 2(a).  Name of Persons Filing:


            Robert W. Shaw, Jr.

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            c/o Arete Venture Administration LLC
            3 Bethesda Metro Center
            Suite 770
            Bethesda, MD 20814

________________________________________________________________________________
Item 2(c).  Citizenship:

            USA

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share.

________________________________________________________________________________
Item 2(e).  CUSIP Number

            630079 10 1

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

            Not applicable

________________________________________________________________________________
Item 4.     Ownership:

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

________________________________________________________________________________
Item 4(a).  Amount beneficially owned:


            0

________________________________________________________________________________
Item 4(b).  Percent of class:

            0%

________________________________________________________________________________
Item 4(c).  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 659,184 (1)

-----------
(1) Dr. Shaw serves as the general partner of (i) Arete Venture Investors II, L.P., which is the managing general partner of UVCC Fund II ("UVCC II") and
    (ii) Arete Ventures, L.P. III, which is the managing general partner of UVCC II Parallel Fund, L.P. ("UVCC Parallel"). In such capacities, he has sole voting power and dispositive power with respect to (i) 262,784 shares of Common Stock and 66,808 shares of Common Stock issuable upon exercise of warrants presently exercisable, all of which are held by UVCC II, and (ii) 262,784 shares of Common Stock and 66,808 shares of Common Stock issuable upon exercise of warrants presently exercisable, all of which are held by UVCC Parallel. Dr. Shaw, therefore, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by UVCC II and UVCC Parallel, which would equal 5.1% of the Common Stock outstanding as of the date of this Schedule. Dr. Shaw disclaims this beneficial ownership.

CUSIP No. 630079 10 1           SCHEDULE 13G/A               Page  4 of  4 Pages


          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 659,184 shares
          (iv)  Shared power to dispose or to direct the disposition of: 0

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable


________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable


________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Not applicable


________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Not applicable


________________________________________________________________________________
Item 10.  Certifications.

          Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 31, 2000
                                        ----------------------------------------
                                                        (Date)

                                        /s/  Robert W. Shaw, Jr.
                                        ----------------------------------------
                                             Robert W. Shaw, Jr.